Exhibit B
Lehman Brothers Private Funds Advisers, LP acts as advisor to Crossroads Cornerstone V and as sub-advisor to Crossroads 1999, but does not have a right to vote or dispose of any of the shares of Class A Common Stock of the Issuer. Lehman Crossroads Investment Company, LP, whose general partner’s sole member is LB Private Funds GP, has the right to become the general partner of Crossroads 1999 upon obtaining the consent of the limited partners of Crossroads 1999, which could be more than 60 days from the date hereof. The filing parties are making this filing on a voluntary basis, and not as an admission they are acting as a group.